UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, May 15, 2018 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 1Q18 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q17, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 1Q18 RESULTS

Indicators (R$ Million)	1Q18	1Q17	Var.
Sales within the Concession Area - GWh	17,190	16,708	2.9%
Captive Market	11,989	12,096	-0.9%
Free Client	5,201	4,611	12.8%
Gross Operating Revenue	9,637	8,730	10.4%
Net Operating Revenue	6,375	5,539	15.1%
EBITDA(1)	1,366	1,196	14.3%
Net Income	419	232	80.7%
Investments(2)	426	681	-37.4%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

1Q18 HIGHLIGHTS

•     Increase in sales within the concession area (+2.9%), highlighting the growth of the industrial class (5,8%);

•     Increases of 15.1% in Net Operating Revenue and of 14.3% in EBITDA;

•     Net debt of R$ 15.6 billion and leverage of 3.31x Net Debt/EBITDA;

•     Funding totalizing R$ 2.8 billion in 1Q18, at competitive costs;

•     Investments of R$ 426 million in 1Q18;

•     Conclusion of CPFL Paulista’s tariff revision, in Apr-18, with an average effect of +16.90% to be perceived by the consumers;

•     Conclusion of RGE Sul’s tariff revision, in Apr-18, with an average effect of +22.47% to be perceived by the consumers.

Conference Call with Simultaneous Translation into English
(Bilingual Q&A)

•        Wednesday, May 16, 2017 – 11:00 a.m. (Brasília), 10:00 a.m. (ET)

(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)

(   English: 1-800-492-3904 (USA) and 1-646-828-8246 (Other Countries)

Investor Relations Department 55-19-3756-8458 ri@cpfl.com.br www.cpfl.com.br/ir

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors’ Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	6
2.1.3) Free Clients	6
2.2) Generation Installed Capacity	7

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	8
3.1) Consolidation of CPFL Renováveis Financial Statements	10
3.2) Consolidation of RGE Sul Financial Statements	10
3.3) Economic-Financial Performance Presentation	10
3.4) Consolidation of Transmission Companies	10

4) ECONOMIC-FINANCIAL PERFORMANCE	11
4.1) Opening of economic-financial performance by business segment	11
4.2) Sectoral Financial Assets and Liabilities	12
4.3) Operating Revenue	12
4.4) Cost of Electric Energy	13
4.5) Operating Costs and Expenses	14
4.6) EBITDA	15
4.7) Financial Result	16
4.8) Net Income	17

5) INDEBTEDNESS	18
5.1) Debt (IFRS)	18
5.1.1) Debt Amortization Schedule in IFRS (Mar-18)	19
5.2) Debt in Financial Covenants Criteria	20
5.2.1) Indexation and Debt Cost in Financial Covenants Criteria	20
5.2.2) Net Debt in Financial Covenants Criteria and Leverage	21

6) INVESTMENTS	22
6.1) Actual Investments	22
6.2) Investments Forecasts	22

7) ALLOCATION OF RESULTS	23

8) STOCK MARKETS	24
8.1) Stock Performance	24
8.2) Daily Average Volume	24

9) CORPORATE GOVERNANCE	25

10) SHAREHOLDERS STRUCTURE	26

11) PERFORMANCE OF THE BUSINESS SEGMENTS	27
11.1) Distribution Segment	27
11.1.1) Economic-Financial Performance	27
11.1.1.1) Sectoral Financial Assets and Liabilities	27
11.1.1.2) Operating Revenue	28
11.1.1.3) Cost of Electric Energy	29
11.1.1.4) Operating Costs and Expenses	30
11.1.1.5) EBITDA	32

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11.1.1.6) Financial Result	32
11.1.1.7) Net Income	33
11.1.2) Tariff Events	33
11.1.3) Operating Indicators	36
11.2) Commercialization and Services Segments	38
11.2.1) Commercialization Segment	38
11.2.2) Services Segment	39
11.3) Conventional Generation Segment	39
11.3.1) Economic-Financial Performance	39
11.3.1.1) Operating Revenue	40
11.3.1.2) Cost of Electric Power	40
11.3.1.3) Operating Costs and Expenses	41
11.3.1.4) Equity Income	42
11.3.1.5) EBITDA	43
11.3.1.6) Financial Result	43
11.3.1.7) Net Income	44
11.4) CPFL Renováveis	45
11.4.1) Economic-Financial Performance	45
11.4.1.1) Variations in the Income Statement of CPFL Renováveis	45
11.4.1.2) Operating Revenue	45
11.4.1.3) Cost of Electric Power	45
11.4.1.4) Operating Costs and Expenses	46
11.4.1.5) EBITDA	46
11.4.1.6) Financial Result	47
11.4.1.7) Net Income	47
11.4.2) Status of Generation Projects – 100% Participation	48

12) ATTACHMENTS	49
12.1) Statement of Assets – CPFL Energia	49
12.2) Statement of Liabilities – CPFL Energia	50
12.3) Income Statement – CPFL Energia	51
12.4) Cash Flow – CPFL Energia	52
12.5) Income Statement – Conventional Generation Segment	53
12.6) Income Statement – CPFL Renováveis	54
12.7) Income Statement – Distribution Segment	55
12.8) Economic-Financial Performance by Distributor	56
12.9) Sales within the Concession Area by Distributor (In GWh)	57
12.10) Sales to the Captive Market by Distributor (in GWh)	58
12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation	59

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1) MESSAGE FROM THE CEO

The results of CPFL Group in the first quarter of 2018 reflected the signs of a resumption of activity in several segments of the economy in the period, as well as our operational discipline and the recent falls in the interest rate in Brazil.

The distribution segment registered growth in energy sales (+2.9%). Residential, industrial and commercial classes registered market variations of 0.8%, 5.8% and 0.1%, respectively, being positively impacted by the slow recovery of economy activity.

CPFL Group’s operating cash generation, measured by EBITDA, reached R$ 1,366 million in 1Q18 (+14.3%), reflecting the positive results from the Distribution and Conventional Generation segments. In addition, the Company is promoting organizational reviews in order to simplify its processes and structure, aiming at greater focus on business.

It is also worth highlighting the conclusion of the tariff revision process (4th cycle) of CPFL Paulista and RGE Sul, in April 2018, with an average effect to be perceived by the consumers of +16.90% and +22.47%, respectively.

We continue working on value initiatives and in our investment plan in the first quarter (around R$ 10.4 billion for the next 5 years, being R$ 2.1 billion for 2018), with financial discipline, efforts and commitment of our teams. We invested R$ 426 million in this period.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 3.31 times EBITDA at the end of the quarter, under the criteria to measure our financial covenants, below the 3.75x limit. It is worth mentioning that the reductions in interest rates have benefited the Company.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	1Q18	1Q17	Var.
Captive Market	11,989	12,096	-0.9%
Free Client	5,201	4,611	12.8%
Total	17,190	16,708	2.9%

In 1Q18, sales within the concession area, achieved by the distribution segment, totaled 17,190 GWh, an increase of 2.9%, highlighting the growth of the Industrial class (+5.8%), especially at CPFL Paulista (+5.6%) and CPFL Piratininga (+7.8%).

Sales to the captive market totaled 11,989 GWh in 1Q18, a reduction of 0.9%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,201 GWh in 1Q18, an increase of 12.8%, reflecting the migration of customers to the free market.

Sales within the Concession Area - GWh
	1Q18	1Q17	Var.	Part.
Residential	5,172	5,129	0.8%	30.1%
Industrial	5,994	5,664	5.8%	34.9%
Commercial	2,945	2,944	0.1%	17.1%
Others	3,079	2,972	3.6%	17.9%
Total	17,190	16,708	2.9%	100.0%
Note: The tables with sales within the concession area by distributor are attached to this report in item 12.9.

Noteworthy in 1Q18, in the concession area:

•         Industrial class (34.9% of total sales): increase of 5.8%, reflecting the positive performance of the main industrial activities in the concession area of CPFL Energia (metallurgy, vehicles, chemicals and pulp and paper);

•         Residential and commercial classes (30.1% and 17.1% of total sales, respectively): increases of 0.8% and 0.1%, respectively. The low temperatures recorded in January and February of 2018 contributed to the fall in the CPC (Consumption per Consumer - GWh/CU/month) in the quarter (-1.3%).

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2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 1Q17 to 1Q18

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q18	1Q17	Var.
Residential	5,172	5,129	0.8%
Industrial	1,504	1,631	-7.8%
Commercial	2,323	2,442	-4.9%
Others	2,990	2,894	3.3%
Total	11,989	12,096	-0.9%
Note: The tables with captive market sales by distributor are attached to this report in item 12.10.

The reduction of 0.9% (107 GWh) in sales to the captive market, from 12,096 GWh in 1Q17 to 11,989 GWh in 1Q18, was influenced by the performance of the industrial (-7.8%) and commercial (-4.9%) classes, reflecting the migration of customers to the free market.

2.1.3) Free Clients

Free Client - GWh
	1Q18	1Q17	Var.
Industrial	4,490	4,033	11.3%
Commercial	622	501	24.1%
Others	90	77	16.0%
Total	5,201	4,611	12.8%

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Free Client by Distributor - GWh
	1Q18	1Q17	Var.
CPFL Paulista	2,434	2,177	11.8%
CPFL Piratininga	1,529	1,335	14.6%
RGE	568	534	6.4%
RGE Sul	525	454	15.6%
CPFL Santa Cruz	145	112	29.9%
Total	5,201	4,611	12.8%

2.2) Generation Installed Capacity

In 1Q18, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,283 MW, representing an expansion of 0.8%. This increase is due to the commercial start-up of Pedra Cheirosa Wind Complex.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2018 and 2017, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior de São Paulo	234	4,413	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior e litoral de São Paulo	27	1,728	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior do Rio Grande do Sul	255	1,491	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior do Rio Grande do Sul	118	1,347	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (d)	Private corporation	Direct 100%	Interior de São Paulo, Paraná e Minas Gerais	45	449	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (a)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (b)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(a)     CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table.

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     On December 31, 2017, was approved the merger of the subsidiaries Companhia Luz and Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, whose fancy name became "CPFL Santa Cruz.

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

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3.1) Consolidation of CPFL Renováveis Financial Statements

On March 31, 2018, CPFL Energia indirectly held 51.6% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On March 31, 2018, CPFL Energia held the following stake in the capital stock of RGE Sul: 76.3893%, directly, and 23.4561%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.11 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Piracicaba and CPFL Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	1Q18	1Q17	Var.
Gross Operating Revenue	9,637	8,730	10.4%
Net Operating Revenue	6,375	5,539	15.1%
Cost of Electric Power	(4,014)	(3,221)	24.6%
Operating Costs & Expenses	(1,470)	(1,579)	-6.9%
EBIT	891	739	20.4%
EBITDA[1]	1,366	1,196	14.3%
Financial Income (Expense)	(308)	(436)	-29.5%
Income Before Taxes	668	383	74.5%
Net Income	419	232	80.7%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1Q18
Net operating revenue	5,201	281	384	710	112	-	(313)	6,375
Operating costs and expenses	(4,408)	(42)	(156)	(702)	(89)	(9)	313	(5,094)
Depreciation e amortization	(181)	(30)	(158)	(1)	(6)	(16)	-	(390)
Income from electric energy service	612	210	70	7	17	(25)	-	891
Equity accounting	-	85	-	-	-	-	-	85
EBITDA	792	325	228	8	23	(9)	-	1,366
Financial result	(105)	(68)	(129)	(7)	(0)	2	-	(308)
Income (loss) before taxes	507	227	(59)	(0)	17	(23)	-	668
Income tax and social contribution	(187)	(45)	(13)	(0)	(4)	0	-	(249)
Net income (loss)	321	182	(73)	(0)	13	(23)	-	419

1Q17
Net operating revenue	4,459	299	371	621	101	1	(313)	5,539
Operating costs and expenses	(3,833)	(83)	(134)	(580)	(83)	(21)	313	(4,423)
Depreciation e amortization	(174)	(30)	(151)	(1)	(4)	(17)	-	(376)
Income from electric energy service	452	186	86	40	13	(37)	-	739
Equity accounting	-	80	-	-	-	-	-	80
EBITDA	626	296	236	41	18	(20)	-	1,196
Financial result	(181)	(101)	(128)	(11)	1	(16)	-	(436)
Income (loss) before taxes	271	165	(43)	28	15	(53)	-	383
Income tax and social contribution	(105)	(28)	(12)	(10)	(4)	8	-	(151)
Net income (loss)	165	137	(55)	19	11	(45)	-	232

Variation
Net operating revenue	16.6%	-5.9%	3.4%	14.4%	10.5%	-100.0%	0.0%	15.1%
Operating costs and expenses	15.0%	-49.9%	15.8%	21.1%	6.8%	-55.8%	0.0%	15.2%
Depreciation e amortization	4.0%	0.4%	4.5%	-32.5%	24.7%	-5.4%	-	3.7%
Income from electric energy service	35.3%	12.8%	-18.1%	-82.0%	28.8%	-32.3%	-	20.4%
Equity accounting	-	7.1%	-	-	-	-	-	7.1%
EBITDA	26.6%	10.0%	-3.7%	-80.9%	27.8%	-54.2%	-	14.3%
Financial result	-42.3%	-32.8%	0.8%	-34.6%	-	-	-	-29.5%
Income (loss) before taxes	87.3%	37.9%	39.0%	-	15.0%	-55.9%	-	74.5%
Income tax and social contribution	77.1%	63.7%	10.4%	-97.0%	-1.1%	-96.5%	-	65.0%
Net income (loss)	93.9%	32.7%	32.7%	-	20.9%	-49.0%	-	80.7%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

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4.2) Sectoral Financial Assets and Liabilities

In 1Q18, it was accounted the total sectoral financial assets in the amount of R$ 374 million, compared to the total sectoral financial liabilities in the amount of R$ 565 million in 1Q17, a variation of R$ 939 million.

On March 31, 2018, the balance of these sectoral financial assets and liabilities was positive in R$ 596 million, compared to a positive balance of R$ 517 million on December 31, 2017 and a negative balance of R$ 1,525 million on March 31, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.3) Operating Revenue

In 1Q18, gross operating revenue reached R$ 9,637 million, representing an increase of 10.4% (R$ 907 million). Deductions from the gross operating revenue was of R$ 3,263 million in 1Q18, representing an increase of 2.2% (R$ 71 million). Net operating revenue reached R$ 6,375 million in 1Q18, registering an increase of 15.1% (R$ 836 million).

The main factors that affected the net operating revenue were:

•       Increase of revenues in the Distribution segment, in the amount of R$ 742 million (for more details, see item 11.1.1.2);

•       Increase of revenues in the Commercialization segment, in the amount of R$ 89 million;

•       Increase of revenues in the Renewable Generation segment, in the amount of R$ 13 million;

•       Increase of revenues in the Services segment, in the amount of R$ 11 million;

Partially offset by:

•       Reduction of revenues in the Conventional Generation segment, in the amount of R$ 18 million;

•       Reduction of revenues in Others, in the amount of R$ 1 million.

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4.4) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q18	1Q17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	558	558	0.1%
Energy Purchased in the Spot Market/PROINFA	86	71	21.1%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,975	2,693	10.5%
PIS and COFINS Tax Credit	(318)	(303)	4.9%
Total	3,301	3,018	9.4%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	567	248	128.9%
Itaipu Transmission Charges	62	15	317.6%
Connection Charges	32	30	7.2%
Charges for the Use of the Distribution System	10	11	-15.2%
System Service Usage Charges - ESS	47	(83)	-
Reserve Energy Charges - EER	66	-	-
PIS and COFINS Tax Credit	(72)	(19)	274.4%
Total	712	202	252.2%

Cost of Electric Energy	4,014	3,221	24.6%

In 1Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,014 million, registering an increase of 24.6% (R$ 793 million).

The factors that explain these variations follow below:

•       The cost of electric power purchased for resale reached R$ 3,301 million in 1Q18, an increase of 9.4% (R$ 283 million), due to the following factors:

               (i)       Increase of 10.5% (R$ 282 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 44.1% in the average purchase price (R$ 250.31/MWh in 1Q18 vs. R$ 173.75/MWh in 1Q17), partially offset by the reduction of 23.3% (3,612 GWh) in the volume of purchased energy;

              (ii)       Increase of 21.1% (R$ 15 million) in the amount of energy purchased in the spot market/PROINFA cost;

             (iii)       Increase of 0.1% (R$ 0.4 million) in the cost of energy from Itaipu, due to the increase of 6.2% in the average purchase price (R$ 203.86/MWh in 1Q18 vs. R$ 191.89/MWh in 1Q17), partially offset by the reduction of 5.8% (169 GWh) in the volume of purchased energy;

Partially offset by:

             (iv)       Increase of 4.9% (R$ 15 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 712 million in 1Q18, an increase of 252.2% (R$ 510 million), due to the following factors:

               (i)       Increase of 128.9% (R$ 320 million) in the basic network charges;

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              (ii)       Variation of R$ 130 million in the System Service Usage Charges – ESS, from a revenue of R$ 83 million in 1Q17 to an expense of R$ 47 million in 1Q18;

             (iii)       Expense of R$ 66 million in 1Q18, related to Reserve Energy Charges – EER;

             (iv)       Increase of 317.6% (R$ 47 million) in Itaipu transmission charges;

Partially offset by:

              (v)       Increase of 274.4% (R$ 53 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.5) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,470 million in 1Q18, compared to R$ 1,579 million in 1Q17, a reduction of 6.9% (R$ 108 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	1Q18	1Q17	Variation
			R$ MM	%
Reported PMSO
Personnel	(338)	(332)	(5)	1.6%
Material	(63)	(55)	(8)	13.7%
Outsourced Services	(181)	(185)	4	-2.3%
Other Operating Costs/Expenses	(106)	(186)	80	-43.1%
Allowance for doubtful accounts	(26)	(47)	20	-43.4%
Legal, judicial and indemnities expenses	(12)	(55)	43	-77.7%
Others	(67)	(84)	17	-20.2%
Total Reported PMSO	(687)	(759)	72	-9.4%

The PMSO item reached R$ 687 million in 1Q18, compared to R$ 759 million in 1Q17, a reduction of 9.4% (R$ 72 million), due to the following factors:

    (i)        Personnel - increase of 1.6% (R$ 5 million), mainly due to:

✓  Collective bargaining agreement – wages and benefits (R$ 11 million);

Partially offset by:

✓  Other effects (R$ 6 million);

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   (ii)        Material - increase of 13.7% (R$ 8 million), mainly due to:

✓  Increase in the replacement of material to the maintenance of lines and grid (R$ 13 million);

✓  Other effects (R$ 4 million);

Partially offset by:

✓  Reduction in the fleet maintenance (R$ 9 million);

  (iii)        Out-sourced services - reduction of 2.3% (R$ 4 million), mainly due to:

✓  Reduction in audit and consulting (R$ 7 million);

Partially offset by:

✓  Increase in the assets maintenance (R$ 3 million);

  (iv)        Other operational costs/expenses - reduction of 43.1% (R$ 80 million), mainly due to:

✓  Reduction of 77.7% in legal and judicial expenses (R$ 43 million);

✓  Reduction of 43.4% in allowance for doubtful account (R$ 20 million);

✓  Other effects (R$ 17 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 783 million in 1Q18, compared to R$ 820 million in 1Q17, registering a reduction of 4.5% (R$ 37 million), due to the following factors:

•       Reduction of 10.6% (R$ 44 million) in Costs of Building the Infrastructure item;

•       Reduction of 22.0% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

•       Reduction of 0.8% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

•       Increase of 4.7% (R$ 14 million) in Depreciation and Amortization item.

4.6) EBITDA

In 1Q18, EBITDA reached R$ 1,366 million, compared to R$ 1,196 million in 1Q17, registering an increase of 14.3% (R$ 171 million).

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EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	1Q18	1Q17	Var.
Net Income	419	232	80.7%
De preciation and Amortization	390	377
Financial Result	308	436
Income Tax / Social Contribution	249	151
EBITDA	1,366	1,196	14.3%

4.7) Financial Result

Financial Result (R$ Million)
	1Q18	1Q17	Var.
Revenues
Income from Financial Investments	66	160	-58.6%
Additions and Late Payment Fines	70	73	-5.3%
Fiscal Credits Update	3	3	0.6%
Judicial Deposits Update	9	13	-33.5%
Monetary and Foreign Exchange Updates	23	30	-25.2%
Discount on Purchase of ICMS Credit	7	3	130.4%
Sectoral Financial Assets Update	7	-	-
PIS and COFINS - over Other Financial Revenues	(12)	(15)	-20.4%
Others	25	13	97.7%
Total	197	281	-29.8%

Expenses
Debt Charges	(343)	(485)	-29.3%
Monetary and Foreign Exchange Updates	(119)	(184)	-35.1%
(-) Capitalized Interest	6	24	-74.3%
Sectoral Financial Liabilities Update	(5)	(27)	-82.8%
Use of Public Asset	(4)	(3)	12.3%
Others	(40)	(42)	-3.6%
Total	(505)	(717)	-29.6%

Financial Result	(308)	(436)	-29.5%

In 1Q18, net financial expense was of R$ 308 million, a reduction of 29.5% (R$ 129 million) compared to the net financial expense of R$ 436 million reported in 1Q17.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 29.8% (R$ 84 million), from R$ 281 million in 1Q17 to R$ 197 million in 1Q18, mainly due to the following factors:

(i)            Reduction of 58.6% (R$ 94 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Reduction of 25.2% (R$ 8 million) in the monetary and foreign exchange updates, due to the reductions: (a) of R$ 8 million with the zero-cost collar derivative1, from a gain of R$ 15 million in 1Q17 to a gain of R$ 7 million in 1Q18; and (b) of R$ 3 million in other monetary and foreign exchange updates; partially offset by the increases: (c) of R$ 3 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (d) of R$ 1 million in the update of the balance of tariff subsidies, as determined by ANEEL;

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(iii)          Reduction of 33.5% (R$ 4 million) in judicial deposits update;

(iv)          Reduction of 5.3% (R$ 4 million) in additions and late payment fines;

Partially offset by:

(v)           Increase of 97.7% (R$ 12 million) in other financial revenues;

(vi)          Variation of R$ 7 million in sectoral financial assets update;

(vii)         Increase of 130.4% (R$ 4 million) in discount on the acquisition of ICMS credit;

(viii)        Reduction of 20.4% (R$ 3 million) in PIS and COFINS over Other Financial Revenue (revenue reducer).

•         Financial Expenses: reduction of 29.6% (R$ 212 million), from R$ 717 million in 1Q17 to R$ 505 million in 1Q18, mainly due to the following factors:

(i)            Reduction of 29.3% (R$ 142 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(ii)           Reduction of 35.1% (R$ 64 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 85 million); partially offset (b) by the effect of Itaipu’s exchange variation (R$ 13 million); and (c) by the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 8 million);

(iii)          Reduction of 82.8% (R$ 23 million) in sectoral financial liabilities update;

(iv)          Reduction of 3.6% (R$ 1 million) in other financial expenses;

Partially offset by:

(v)           Reduction of 74.3% (R$ 18 million) in capitalized interest (expense reducer);

(vi)          Increase of 12.3% (R$ 0.4 million) in the financial expenses with the Use of Public Asset (UBP).

4.8) Net Income

Net income was R$ 419 million in 1Q18, registering an increase of 80.7% (R$ 187 million) if compared to the net income of R$ 232 million observed in 1Q17.

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

1) For debt linked to foreign currency (18% of total in 1Q18), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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Net Debt in IFRS

IFRS - R$ Million	1Q18	1Q17	Var. %
Financial Debt (including hedge)	(20,427)	(20,866)	-2.1%
(+) Available Funds	3,029	4,878	-37.9%
(=) Net Debt	(17,398)	(15,988)	8.8%

5.1.1) Debt Amortization Schedule in IFRS (Mar-18)

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, since the beginning of 2017, CPFL Energia has worked in 2018 and 2019 prefunding.

1)       Consider only the principal debt of R$ 20,859 million. In order to reach the value of debt in IFRS, of R$ 21,365 million, it is excluded accrued interests of R$ 311 million of the period and included other adjustments in the amount of R$ 195 million;

2)       Short-term (April 2018 – March 2019) = R$ 4,880 million.

The cash position at the end of 1Q18 had a coverage ratio of 0.62x the amortizations of the next 12 months, enough to honor all amortization commitments until the end of 2H18. The average amortization term, calculated by this schedule, is 2.88 years.

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1)     As of 2Q17, CPFL Energia started to calculate its debt average cost considering the end of the period, to better reflect the variations on interest rates.

5.2) Debt in Financial Covenants Criteria

5.2.1) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 1Q17 vs. 1Q18

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1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (20% of total), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

5.2.2) Net Debt in Financial Covenants Criteria and Leverage

In 1Q18 Proforma Net Debt totaled R$ 15,585 million, an increase of 12.6% compared to net debt position at the end of 1Q17, in the amount of R$ 13,837 million.

Covenant Criteria (*) - R$ Million	1Q18	1Q17	Var.
Financial Debt (including hedge)1	(18,241)	(18,606)	-2.0%
(+) Available Funds	2,656	4,768	-44.3%
(=) Net Debt	(15,585)	(13,837)	12.6%
EBITDA Proforma2	4,708	4,192	12.3%
Net Debt / EBITDA	3.31	3.30	0,3%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of Proforma EBITDA the effects of historic EBITDA of newly acquired projects. Considering that the Proforma Net Debt totaled R$ 15,585 million and Proforma EBITDA in the last 12 months reached R$ 4,708 million, the ratio Proforma Net Debt / EBITDA at the end of 1Q18 reached 3.31x.

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6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	1Q18	1Q17	Var.
Distribution	366	347	5.4%
Generation - Conventional	1	0	339.1%
Generation - Renewable	44	283	-84.4%
Commercialization	1	0	567.2%
Services and Others1	13	13	6.7%
Subtotal	426	643	-33.8%
Transmission	0	38	-99.5%
Total	426	681	-37.4%
Note: 1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 1Q18, R$ 426 million were invested, a reduction of 37.4% compared to 1Q17. Investments in transmission, basically related to CPFL Transmissão Morro Agudo, according to IFRIC 12, were recorded as “Financial Assets of Concession” (non-current assets).

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.      Research and development programs.

        (ii)   Generation:

a.    SHPP Boa Vista II.

6.2) Investments Forecasts

On November 9, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2018 Annual Budget and 2019/2022 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

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Investments Forecasts (R$ million)[1]

Total:
R$ 10,432 million
Distribution2:
R$ 9,802 million
Generation3:
R$ 455 million
Trading & Services:
R$ 176 million
Transmission
2,617
46
58
630
1,883
2,139
81
261
1,797
2,108
21
97
1,990
2,217
20
40
2,157
2,117
26
28
2,063
1,852
27
30
1,795
2017 Actual
2018
2019
2020
2021
2022

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	1,179,750
Realization of comprehensive income	25,873
Prescribed dividend	3,768
Net income base for allocation	1,209,391
Legal reserve	(58,988)
Statutory reserve - concession financial asset	(123,673)
Statutory reserve - working capital reinforcement	(746,541)
Minimum mandatory dividend	(280,191)

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Minimum Mandatory Dividend (25%)

The Board of Directors proposed the payment of R$ 280 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 0.275259517 per share, related to the fiscal year of 2017. This proposal was approved by the Annual General Shareholders’ Meeting (AGM) held on April 27, 2018.

CPFL Energia informed its shareholders and the market, through a Notice to Shareholders released on April 27, 2018 that the Annual General Shareholders’ Meeting held on that date approved the declaration of “Dividend” to be imputed to the 2017 mandatory dividends, pursuant to the following instructions:

(i) Value: the amount of dividends to be paid is R$ 280,190,721.14 (two hundred and eighty million, one hundred and ninety thousand, seven hundred and twenty-one reais and fourteen centavos), equivalent to R$ 0.275259517 per common share;

(ii) Ex-dividend: shareholders owning shares on April 27, 2018 are entitled to receive these dividends. Shares were traded ex-dividend on the São Paulo Stock Exchange (B3) and New York Stock Exchange (NYSE) as of April 30, 2018;

(iii) Payment: said dividends will be paid on June 26, 2018.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management is proposing the allocation of R$ 747 million to the statutory reserve - working capital reinforcement.

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
03/31/2018	R$ 24.91	41,445	85,366	03/31/2018	$ 15.00	25,170	24,103
12/31/2017	R$ 19.35	39,732	76,402	12/31/2017	$ 11.44	22,612	24,838
03/31/2017	R$ 25.77	39,971	64,984	03/31/2017	$ 16.39	21,073	20,663
QoQ	28.7%	4.3%	11.7%	QoQ	31.1%	11.3%	-3.0%
YoY	-3.3%	3.7%	-23.9%	YoY	-8.5%	19.4%	-14.3%

On March 31, 2018 the price shares closed at R$ 24.91 per share on the B3 and US$ 15.00 per ADR on the NYSE, which represented an increase in the quarter of 28.7% and 31.1%, respectively. Considering the last 12 months, the shares depreciated 3.3% on the B3 and the ADR depreciated 8.5% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 1T18 averaged R$ 19.1 million, of which R$ 15.6 million on the B3 and R$ 3.5 million on the NYSE, representing a reduction of 61.3% in relation to 1T17. The number of trades on the B3 decreased by 25.0%.

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Note: Considers the sum of the average daily volume on the B3 and NYSE.

9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2017, CPFL marked 13 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members (of which 2 independent members), with terms of one year, eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 7 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, made up of 3 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

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The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 03/31/2018

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) RGE Sul is held by CPFL Energia (76.3893%) and CPFL Brasil (23.4561%).

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	1Q18	1Q17	Var.
Gross Operating Revenue	8,329	7,532	10.6%
Net Operating Revenue	5,201	4,459	16.6%
Cost of Electric Power	(3,451)	(2,807)	22.9%
Operating Costs & Expenses	(1,138)	(1,200)	-5.1%
EBIT	612	452	35.3%
EBITDA(1)	792	626	26.6%
Financial Income (Expense)	(105)	(181)	-42.3%
Income Before Taxes	507	271	87.3%
Net Income	321	165	93.9%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

11.1.1.1) Sectoral Financial Assets and Liabilities

In 1Q18, total sectoral financial assets accounted for R$ 374 million, a variation of R$ 939 million if compared to 1Q17, when sectoral financial liabilities amounted to R$ 565 million.

On March 31, 2018, the balance of sectoral financial assets and liabilities was positive in R$ 596 million, compared to a positive balance of R$ 517 million on December 31, 2017 and a negative balance of R$ 1,525 million on March 31, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.2) Operating Revenue

Operating Revenue (R$ Million)
	1Q18	1Q17	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	6,950	6,956	-0.1%
Short-term Electric Energy	115	212	-45.9%
Revenue from Building the Infrastructure of the Concession	370	378	-2.1%
Sectoral Financial Assets and Liabilities	374	(565)	-
CDE Resources - Low-income and Other Tariff Subsidies	377	424	-11.1%
Adjustments to the Concession's Financial Asset	65	49	32.6%
Other Revenues and Income	79	78	1.8%
Total	8,329	7,532	10.6%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,400)	(1,446)	-3.2%
PIS and COFINS Taxes	(736)	(671)	9.6%
CDE Sector Charge	(898)	(830)	8.1%
R&D and Energy Efficiency Program	(48)	(40)	18.4%
PROINFA	(35)	(44)	-19.7%
Tariff Flags and Others	(7)	(37)	-80.6%
Others	(5)	(5)	0.4%
Total	(3,129)	(3,073)	1.8%

Net Operating Revenue	5,201	4,459	16.6%

In 1Q18, gross operating revenue amounted to R$ 8,329 million, an increase of 10.6% (R$ 797 million), due to the following factors:

•         Variation of R$ 939 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 565 million in 1Q17 to a sectoral financial asset of R$ 374 million in 1Q18;

•         Increase of 32.6% (R$ 16 million) in the adjustments to the Concession´s Financial Asset;

•         Increase of 1.8% (R$ 1 million) in Other Revenues and Income;

Partially offset by:

•         Reduction of 45.9% (R$ 98 million) in Short-term Electric Energy;

•         Reduction of 11.1% (R$ 47 million) in tariff subsidies (CDE resources);

•         Reduction of 2.1% (R$ 8 million) in revenue from building the infrastructure of the concession;

•         Reduction of 0.1% (R$ 6 million) in the revenue with energy sales (captive + free clients), due to: (i) the negative average tariff adjustment in the distribution companies for the period between 1Q17 and 1Q18 (highlight for the average reductions of 10.50% in CPFL Paulista and 6.43% in RGE Sul, in April 2017); and (ii) the adoption of the green tariff flag in the months of January, February and March 2018, compared to the green tariff flag applied in the months of January and February 2017 and the yellow tariff flag applied in the month of March 2017; partially offset by the increase of 2.9% in the sales volume within the concession area.

Deductions from the gross operating revenue were R$ 3,129 million in 1Q18, representing an increase of 1.8% (R$ 56 million), due to the following factors:

•         Increase of 8.1% (R$ 68 million) in the CDE sector charge;

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•         Increase of 9.6% (R$ 65 million) in PIS and COFINS taxes;

•         Increase of 18.4% (R$ 7 million) in the R&D and Energy Efficiency Program;

Partially offset by the following factors:

•         Reduction of 3.2% (R$ 46 million) in ICMS tax;

•         Reduction of 80.6% (R$ 30 million) in tariff flags approved by the CCEE;

•         Reduction of 19.7% (R$ 9 million) in the PROINFA.

Net operating revenue reached R$ 5,201 million in 1Q18, representing an increase of 16.6% (R$ 742 million).

11.1.1.3) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q18	1Q17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	558	558	0.1%
Energy Purchased in the Spot Market/PROINFA	1,425	78	1728.6%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	1,045	2,264	-53.8%
PIS and COFINS Tax Credit	(265)	(267)	-0.7%
Total	2,764	2,633	5.0%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	549	228	141.2%
Itaipu Transmission Charges	62	15	317.6%
Connection Charges	30	27	9.1%
Charges for the Use of the Distribution System	5	6	-16.0%
System Service Usage Charges - ESS	47	(83)	-
Reserve Energy Charges - EER	66	-	-
PIS and COFINS Tax Credit	(71)	(19)	278.6%
Total	687	174	294.1%

Cost of Electric Energy	3,451	2,807	22.9%

In 1Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,451 million, representing an increase of 22.9% (R$ 644 million):

•           The cost of electric power purchased for resale was R$ 2,764 million in 1Q18, representing an increase of 5.0% (R$ 131 million), due to the following factors:

(i)         Increase of 1728.6% (R$ 1,347 million) in the cost of energy purchased in the short term and Proinfa;

(ii)        Reduction of 0.7% (R$ 2 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase;

(iii)       Increase of 0.1% (R$ 0.4 million) in the cost of energy from Itaipu, due to the increase of 6.2% in the average purchase price (R$ 203.86/MWh in 1Q18 vs. R$ 191.89/MWh in 1Q17), partially offset by the reduction of 5.8% (169 GWh) in the volume of purchased energy;

Partially offset by:

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(iv)      Increase of 53.8% (R$ 1,219 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the reductions of 28.9% in the average purchase price (from R$ 190.89/MWh in 1Q17 to R$ 135.80/MWh in 1Q18) and of 35.1% (4,166 GWh) in the volume of purchased energy.

•           Charges for the use of the transmission and distribution system reached R$ 687 million in 1Q18, representing an increase of 294.1% (R$ 513 million), due to the following factors:

(i)         Increase of 141.2% (R$ 321 million) in charges for basic network;

(ii)        Variation of R$ 130 million in the System Service Usage Charges – ESS, from a revenue of R$ 83 million in 1Q17 to an expense of R$ 47 million in 1Q18;

(iii)       Expense of R$ 66 million in 1Q18, related to the Energy Reserve Charges – EER;

(iv)      Increase of 317.6% (R$ 47 million) in the Itaipu transmission charges;

(v)       Increase of 9.1% (R$ 2 million) in connection  charges;

Partially offset by:

(vi)      Increase of 278.6% (R$ 53 million) in PIS and Cofins tax credit (cost reducer), generated from the charges;

(vii)     Reduction of 16.0% (R$ 1 million) in the usage of the distribution system charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,138 million in 1Q18, compared to R$ 1,200 million in 1Q17, a reduction of 5.1% (R$ 62 million).

The factors that explain these variations follow below:

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PMSO

Reported PMSO (R$ million)
	1Q18	1Q17	Variation
			R$ MM	%
Reported PMSO
Personnel	(224)	(224)	(0)	0.1%
Material	(40)	(39)	(1)	2.7%
Outsourced Services	(206)	(194)	(12)	6.2%
Other Operating Costs/Expenses	(95)	(162)	68	-41.7%
Allowance for doubtful accounts	(26)	(47)	21	-44.2%
Legal, judicial and indemnities expenses	(15)	(52)	37	-70.6%
Others	(53)	(63)	10	-15.6%
Total Reported PMSO	(565)	(619)	54	-8.8%

In 1Q18, PMSO reached R$ 565 million, a reduction of 8.8% (R$ 54 million), compared to R$ 619 million in 1Q17.

Personnel – increase of 0.1% (R$ 0.3 million);

Material – increase of 2.7% (R$ 1 million), mainly due to the increase in the replacement of material to the maintenance of lines and grid (R$ 3 million); partially offset by the reduction in the fleet maintenance (R$ 2 million);

Third party services – increase of 6.2% (R$ 12 million), mainly due to the increases in the following items: maintenance services in lines, network and substations (R$ 7 million), tree pruning (R$ 4 million), outsourced services (R$ 4 million), hardware/software maintenance (R$ 3 million) and meter reading and use (R$ 3 million); partially offset by the reductions in other outsourced services (R$ 6 million), Call Center (R$ 2 million) and audit and consulting (R$ 1 million);

Other operating costs/expenses – reduction of 41.7% (R$ 68 million), due to the following factors: legal and judicial expenses (R$ 37 million), allowance for doubtful accounts (R$ 21 million) and other expenses (R$ 10 million).

Other operating costs and expenses

In 1Q18, other operating costs and expenses reached R$ 573 million, compared to R$ 580 million in 1Q17, registering a reduction of 1.3% (R$ 7 million), with the variations below:

            (i)       Reduction of 2.1% (R$ 8 million) in cost of building the concession´s infrastructure. This item, which reached R$ 370 million in 1Q18, does not affect results, since it has its counterpart in “operating revenue”;

           (ii)       Reduction of 22.0% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

          (iii)       Reduction of 7.8% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

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         (iv)       Increase of 5.1% (R$ 8 million) in Depreciation and Amortization item.

11.1.1.5) EBITDA

EBITDA totaled R$ 792 million in 1Q18, compared to R$ 626 million in 1Q17, an increase of 26.6% (R$ 167 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q18	1Q17	Var.
Net income	321	165	93.9%
Depreciation and Amortization	181	174
Financial Results	105	181
Income Tax /Social Contribution	187	105
EBITDA	792	626	26.6%

11.1.1.6) Financial Result

Financial Result (R$ Million)
	1Q18	1Q17	Var.
Revenues
Income from Financial Investments	24	79	-69.0%
Additions and Late Payment Fines	68	72	-5.2%
Fiscal Credits Update	2	1	67.7%
Judicial Deposits Update	9	13	-33.8%
Monetary and Foreign Exchange Updates	18	13	36.0%
Discount on Purchase of ICMS Credit	7	3	130.4%
Sectoral Financial Assets Update	7	-	-
PIS and COFINS - over Other Financial Revenues	(9)	(11)	-13.8%
Others	11	7	51.6%
Total	136	177	-23.1%

Expenses
Debt Charges	(145)	(179)	-19.3%
Monetary and Foreign Exchange Updates	(75)	(129)	-41.3%
(-) Capitalized Interest	4	5	-19.1%
Sectoral Financial Liabilities Update	(5)	(27)	-82.8%
Others	(20)	(29)	-29.7%
Total	(241)	(359)	-32.8%

Financial Result	(105)	(181)	-42.3%

In 1Q18, the net financial result recorded a net financial expense of R$ 105 million, a reduction of 42.3% (R$ 77 million). The items explaining these changes are as follows:

•         Financial Revenue: reduction of 23.1% (R$ 41 million), from R$ 177 million in 1Q17 to R$ 136 million in 1Q18, mainly due to the following factors:

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(i)          Reduction of 69.0% (R$ 54 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

(ii)         Reduction of 33.8% (R$ 4 million) in adjustments for inflation of escrow deposits;

(iii)        Reduction of 5.2% (R$ 4 million) in fiscal credits update;

Partially offset by:

(iv)        Variation of R$ 7 million in sectoral financial assets update;

(v)         Increase of 36.0% (R$ 5 million) in adjustments for inflation and exchange rate changes, due to the increases: (a) of R$ 3 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (b) of R$ 1 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; and (c) of R$ 1 million in other adjustments for inflation and exchange rate changes;

(vi)        Increase of 130.4% (R$ 4 million) in the discount on purchase of ICMS credit;

(vii)       Increase of 51.6% (R$ 4 million) in other financial revenues;

(viii)      Reduction of 13.8% (R$ 1 million) in PIS and Cofins on financial revenues (revenue reducer);

(ix)        Reduction of 67.7% (R$ 1 million) in late payment interest and fines.

•         Financial Expense: reduction of 32.8% (R$ 118 million), from R$ 359 million in 1Q17 to R$ 241 million in 1Q18, mainly due to the following factors:

            (i)       Reduction of 41.3% (R$ 53 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 77 million); partially offset by (b) other adjustments for inflation and exchange rate changes (R$ 16 million) and (c) the effect of exchange variation in Itaipu invoices (R$ 8 million);

           (ii)       Reduction of 19.3% (R$ 35 million) in interest on debt in local currency;

          (iii)       Reduction of 82.8% (R$ 23 million) in the sectoral financial liabilities update;

         (iv)       Reduction of 29.7% (R$ 9 million) in other financial expenses;

Partially offset by:

          (v)       Reduction of 19.1% (R$ 1 million) in capitalized interest (expense reducer).

11.1.1.7) Net Income

Net Income totaled R$ 321 million in 1Q18, compared to R$ 165 million in 1Q17, an increase of 93.9% (R$ 155 million).

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11.1.2) Tariff Events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPFL Paulista	Every 5 years	April 2022	5th PTRC
RGE Sul	Every 5 years	April 2022	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in June and October 2017

	RGE	CPFL Piratininga
Ratifying Resolution	2,252	2,314
Adjustment	3.57%	7.69%
Parcel A	2.17%	6.78%
Parcel B	0.20%	-0.45%
Financial Components	1.21%	1.37%
Effect on consumer billings	5.00%	17.28%
Date of entry into force	6/19/2017	10/23/2017

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Annual tariff adjustments occurred in March 2018¹

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,376	2,376	2,376	2,376	2,376
Adjustment	5.71%	5.71%	5.71%	5.71%	5.71%
Parcel A	5.92%	5.92%	5.92%	5.92%	5.92%
Parcel B	-1.51%	-1.51%	-1.51%	-1.51%	-1.51%
Financial Components	1.30%	1.30%	1.30%	1.30%	1.30%
Effect on consumer billings	5.32%	7.03%	21.15%	7.50%	3.40%
Date of entry into force	3/22/2018	3/22/2018	3/22/2018	3/22/2018	3/22/2018

¹Considering the merger of the concessions in 12/31/2017, the same percentage of adjustment was considered for all the concessions, but the effect on consumer billings is different for each one of the concessions.

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Periodic tariff reviews occurred in 2018

4th Periodic Tariff Review Cycle	CPFL Paulista	RGE Sul
Date	Apr-18	Apr-18
Gross Regulatory Asset Base (A)	9,457	3,605
Depreciation Rate (B)	3.72%	3.87%
Depreciation Quota (C = A x B)	352	140
Net Regulatory Asset Base (D)	5,193	2,389
Pre-tax WACC (E)	12.26%	12.26%
Cost of Capital (F = D x E)	637	290
Special Obligations (G)	45	5
Regulatory EBITDA (H = C + F + G)	1,033	435
OPEX = CAOM + CAIMI (I)	1,245	438
Parcel B (J = H + I)	2,278	872
Productivity Index Parcel B ( K )	0.96%	0.98%
Quality Incentive Mechanism ( L)	-0.17%	-0.71%
Parcel B with adjusts (M = J * (K - L)	2,260	870
Other Revenues (N)	88	19
Adjusted Parcel B (O = M - N)	2,172	851
Parcel A (P)	7,785	2,653
Required Revenue (Q = O + P)	9,957	3,504

CPFL Paulista

On April 3, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor CPFL Paulista. The average effect to be perceived by the consumers is 16.90% and details can be found in the table above.

RGE Sul

On April 17, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 22.47% and details can be found in the table above.

11.1.3) Operating Indicators

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

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SAIDI and SAIFI Indicators
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2014	2015	2016	2017	1Q18	ANEEL¹	2014	2015	2016	2017	1Q18	ANEEL¹
CPFL Paulista	6.92	7.76	7.62	7.14	6.90	7.38	4.87	4.89	5.00	4.94	4.76	6.33
CPFL Piratininga	6.98	7.24	8.44²	6.97	6.37	6.74	4.19	4.31	3.97²	4.45	4.13	5.82
RGE	18.77	15.98	14.44	14.16	13.74	11.48	9.14	8.33	7.56	7.74	7.09	8.50
RGE Sul	17.75	19.11	19.45	15.58	15.30	10.79	8.87	8.42	9.41	7.62	7.05	8.30
CPFL Santa Cruz - Grouping				6.13	5.80	9.17				5.04	5.26	8.00

Notes:

1)     2018 Regulatory Agency (ANEEL);

2)     In the previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This number excluded the effect of a CTEEP transmission failure during a storm. However, a decision by ANEEL determined that this effect was included in the SAIDI and SAIFI statistics, so that we corrected the values, as shown in the table.

RGE and RGE Sul have plans to improve SAIDI technical indicators. Among the actions, are part of the plan for 2018, Rural, Troncal and Urban pruning, treatment of major primary, secondary and damage recidivism, programming of services for testing and maintenance in substations and transmission lines, carry out termovision and ultrasound inspections in distribution networks, substations and transmission lines. In addition, part of the maintenance plan, improvements and extensions of the existing structure, with the forecast of exchanges of posts, capacity adjustment, modernization of substations, and installation of remote control and control equipment. This plan is part of a continuous improvement that is already under development. In addition to the significant investments being made, the significant reduction of these investments has already been observed.

The SAIFI indicator was kept below regulatory limits in all companies, reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses						Non-Technical Losses						Total Losses
	1Q17	2Q17	3Q17	4Q17	1Q18	ANEEL[2]	1Q17	2Q17	3Q17	4Q17	1Q18	ANEEL[2]	1Q17	2Q17	3Q17	4Q17	1Q18	ANEEL[2]
CPFL Energia	6.25%	6.22%	6.21%	6.19%	6.22%	6.40%	2.98%	2.76%	2.94%	2.82%	2.66%	1.77%	9.23%	8.98%	9.15%	9.01%	8.87%	8.17%
CPFL Paulista	6.02%	5.90%	5.82%	5.84%	5.76%	6.32%	3.64%	3.54%	3.71%	3.47%	3.18%	1.98%	9.66%	9.45%	9.53%	9.31%	8.93%	8.30%
CPFL Piratininga	5.31%	5.37%	5.45%	5.50%	5.55%	5.52%	2.20%	2.07%	2.08%	1.96%	2.19%	1.43%	7.52%	7.44%	7.53%	7.46%	7.74%	6.95%
RGE	7.45%	7.52%	7.57%	7.60%	7.38%	7.28%	2.42%	1.63%	1.77%	1.60%	1.52%	1.81%	9.87%	9.16%	9.35%	9.20%	8.89%	9.09%
RGE Sul	6.70%	6.66%	6.74%	6.44%	7.19%	6.74%	3.02%	3.02%	3.51%	3.83%	3.25%	2.15%	9.72%	9.68%	10.25%	10.28%	10.44%	8.90%
Nova CPFL Santa Cruz	7.41%	7.53%	7.49%	7.39%	7.22%	7.14%	1.64%	0.94%	1.29%	1.19%	1.47%	0.44%	9.05%	8.48%	8.78%	8.59%	8.69%	7.59%

Notes:

1)     The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded;

2)     Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia was of 8.87% in 1Q18, compared to 9.23% in 1Q17, a decrease of 0.36 p.p.

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Find below how was performance of losses in low voltage market:

12M Accumulated Losses - LV1	Non-technical Losses / LV
	1Q17	2Q17	3Q17	4Q17	1Q18	ANEEL[2]
CPFL Paulista	8.59%	8.36%	8.78%	8.17%	7.76%	5.78%
CPFL Piratininga	6.21%	5.85%	5.89%	5.56%	6.17%	3.90%
RGE	5.99%	4.03%	4.36%	3.99%	3.47%	4.41%
RGE Sul	7.15%	7.14%	8.28%	9.14%	7.06%	4.90%
Nova CPFL Santa Cruz	3.61%	2.07%	2.85%	2.62%	3.10%	0.96%
Note: 1) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	1Q18	1Q17	Var.
Net Operating Revenue	710	621	14.4%
EBITDA(1)	8	41	-80.9%
Net Loss	(0)	17	-

Operating Revenue

In 1Q18, net operating revenue reached R$ 710 million, representing an increase of 14.4% (R$ 89 million).

EBITDA

In 1Q18, EBITDA totaled R$ 8 million, compared to R$ 41 million in 1Q17, a reduction of 80.9% (R$ 33 million).

Net Income

In 1Q18, net loss amounted to R$ 0.4 million, compared to a net income of R$ 17 million in 1Q17.

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11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	1Q18	1Q17	Var.
Net Operating Revenue	112	103	8.0%
EBITDA(1)	23	18	27.8%
Net Income	13	11	21.3%
Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q18, net operating revenue reached R$ 112 million, representing an increase of 8.0% (R$ 9 million).

EBITDA

In 1Q18, EBITDA totaled R$ 23 million, compared to R$ 18 million in 1Q17, an increase of 27.8% (R$ 5 million).

Net Income

In 1Q18, net income amounted to R$ 13 million, compared to R$ 11 million in 1Q17, an increase of 21.3% (R$ 2 million).

1.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ Million)
	1Q18	1Q17	Var.
Gross Operating Revenue	308	326	-5.5%
Net Operating Revenue	281	299	-5.9%
Cost of Electric Power	(19)	(22)	-15.6%
Operating Costs & Expenses	(53)	(91)	-41.6%
EBITDA(1)	325	296	10.0%
Net Income	182	137	32.7%
Nota: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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11.3.1.1) Operating Revenue

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 1Q18, Gross Operating Revenue reached R$ 308 million, a decrease of 5.5% (R$ 18 million) in relation to 1Q17. Net Operating Revenue reached R$ 281 million, registering a decrease of 5.9% (R$ 18 million).

The main factors that affected the net operating revenue are:

  Effect resulting from the consolidation of transmission companies in Revenue from Construction of Concession Infrastructure (R$ 38 million);
  Reduction of R$ 1 million in the revenue with the power supply from CPFL Centrais Geradoras;

Partially offset by:

  Other operating revenues: increase of R$ 14 million, with the main impact due to the reimbursement of GSF related to previous periods;
  Increase of R$ 4 million in the revenue with the power supply from Jaguari Geração;
  Increase of 2.6% (R$ 2 million) in the revenue from the plants of Rio das Antas Complex (CERAN);
  Increase of 2.7% (R$ 1 million) in the power supply to CPFL Paulista and CPFL Piratininga.

11.3.1.2) Cost of Electric Power

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 1Q18, the cost of electric power reached R$ 19 million, a reduction of 15.6% (R$ 3 million), when compared to 1Q17, due mainly to the following factors:

•         Reduction of 23.9% (R$ 4 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

                  (i)       In CPFL Geração, reduction in the cost with the purchase of energy (R$ 8 million), mainly due to the reduction in the average purchase price of the energy from BAESA by 71.2%;

                 (ii)       Reduction of R$ 1 million in the cost with energy from CPFL Centrais Geradoras;

Partially offset by:

                (iii)       Increase of R$ 4 million in the cost with energy from Paulista Lajeado;

                (iv)       Increase of R$ 2 million in the energy costs from the plants of Rio das Antas Complex (CERAN), due to the increase in the volume of energy purchased, together with an increase in the average price, as a result of the higher spot price (PLD).

•         Increase of 3.8% (R$ 0.3 million) in the cost with Charges for the Use of the Transmission and Distribution System.

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11.3.1.3) Operating Costs and Expenses

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 1Q18, operating costs and expenses reached R$ 53 million, compared to R$ 91 million in 1Q17, a reduction of 41.6% (R$ 38 million), due to the variations in:

•         PMSO item, that reached R$ 23 million in 1Q18, compared to R$ 25 million in 1Q17, registering a reduction of 7.8% (R$ 2 million). The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	1Q18	1Q17	Variation
			%
PMSO
Personnel	9	10	-13.0%
Material	1	1	28.3%
Outsourced Services	5	5	-10.9%
Other Operating Costs/Expenses	8	9	-2.0%
GSF Risk Premium	2	2	1.2%
Others	7	7	-2.9%
Total PMSO	23	25	-7.8%

The factors that explain these variations follow below:

                     (i)       Reduction of 13.0% (R$ 1 million) in expenses with Personnel;

                    (ii)       Reduction of 10.9% (R$ 1 million) in expenses with Outsourced Services;

                   (iii)       Reduction of 2.0% (R$ 0.2 million) in Other Operating Costs/Expenses;

Partially offset by:

                   (iv)       Increase of 28.3% (R$ 0.2 million) in expenses with Material;

•         Other operating costs and expenses reached R $ 31 million in 1Q18, compared to R $ 67 million in 1Q17, a reduction of 45.9% (R $ 36 million), explained by the variations below:

                    (i)        Reduction of R$ 36 million in Costs from Construction of Concession Infrastructure (CPFL Piracicaba and CPFL Morro Agudo);

                   (ii)        Reduction of 24.9% (R$ 0.1 million) in Private Pension Fund;

Partially offset by:

                  (iii)        Increase of 0.4% (R$ 0.1 million) in Depreciation and Amortization.

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11.3.1.4) Equity Income

Equity Income (R$ Million)
	1Q18	1Q17	Var. R$	Var. %
Projects
Barra Grande HPP	3	1	2	100.0%
Campos Novos HPP	27	34	(7)	-19.8%
Foz do Chapecó HPP	31	25	5	21.3%
Epasa TPP	24	19	5	27.5%
Total	85	80	6	7.1%

In 1Q18, Equity Income result reached R$ 85 million, compared to R$ 80 million in 1Q17, an increase of 7.1% (R$ 6 million).

Equity Income (R$ Million)
EPASA	1Q18	1Q17	Var. R$	Var. %

Net Revenue	69	70	(1)	-1.9%
Operating Costs / Expenses	(15)	(14)	(1)	6.6%
Deprec. / Amortization	(6)	(7)	0	-2.5%
Net Financial Result	0	6	(5)	-91.8%
Income Tax	(14)	(18)	3	-19.8%
Net Income	27	34	(7)	-19.8%

Equity Income (R$ Million)
FOZ DO CHAPECO	1Q18	1Q17	Var. R$	Var. %

Net Revenue	16	13	2	17.1%
Operating Costs / Expenses	(5)	(6)	1	-19.7%
Deprec. / Amortization	(3)	(3)	(0)	0.5%
Net Financial Result	0	0	(0)	-34.6%
Income Tax	(2)	(1)	(1)	132.5%
Net Income	3	1	2	137.8%

Equity Income (R$ Million)
BAESA	1Q18	1Q17	Var. R$	Var. %

Net Revenue	106	104	2	2.3%
Operating Costs / Expenses	(24)	(23)	(1)	4.9%
Deprec. / Amortization	(15)	(16)	1	-4.3%
Net Financial Result	2	4	(2)	-55.0%
Income Tax	(16)	(16)	0	-0.2%
Net Income	31	25	5	21.3%

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Equity Income (R$ Million)
ENERCAN	1Q18	1Q17	Var. R$	Var. %

Net Revenue	93	89	4	5.0%
Operating Costs / Expenses	(58)	(59)	1	-1.4%
Deprec. / Amortization	(5)	(4)	(0)	7.5%
Net Financial Result	1	1	(1)	-46.1%
Income Tax	(5)	(4)	(1)	15.9%
Net Income	24	19	5	27.5%

11.3.1.5) EBITDA

In 1Q18, EBITDA was of R$ 325 million, compared to R$ 296 million in 1Q17, an increase of 10.0% (R$ 29 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q18	1Q17	Var.
Net Income	182	137	32.7%
Depreciation and Amortization	30	30
Financial Result	68	101
Income Tax /Social Contribution	45	28
EBITDA	325	296	10.0%

11.3.1.6) Financial Result

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In 1Q18, the financial result was a net expense of R$ 68 million, representing a reduction of 32.8% (R$ 33 million), compared to net financial expenses of R$ 101 million registered in 1Q17.

•         Financial Revenues moved from R$ 51 million in 1Q17 to R$ 20 million in 1Q18, a reduction of 59.6% (R$ 31 million), due to:

✓  Reduction of 58.5% (R$ 20 million) in income from financial investments;

✓  Reduction of R$ 13 million (73.7%) in monetary and foreign exchange updates, due to the effect of the zero-cost collar derivative2, from a gain of R$ 17 million in 1Q17 to a gain of R$ 4 million in 1Q18;

Partially offset by:

✓  Reduction of 54.8% (R$ 1 million) in PIS and COFINS over other financial revenue (revenue reducer);

•         Financial Expenses moved from R$ 152 million in 1Q17 to R$ 88 million in 1Q18, a reduction of 41.7% (R$ 63 million), due to:

✓  Reduction of 44.2% (R$ 51 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 37.5% (R$ 12 million) in monetary and foreign exchange updates;

✓  Reduction of 59.6% (R$ 1 million) in other financial expenses;

Partially offset by:

✓  Increase of 12.3% (R$ 0.4 million) in the financial expenses with the Use of Public Asset (UBP).

11.3.1.7) Net Income

In 1Q18, net income was of R$ 182 million, compared to a net income of R$ 137 million in 1Q17, an increase of 32.7% (R$ 45 million).

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Income Statement - CPFL Renováveis ( R$ Million)
	1Q18	1Q17	Var. %
Gross Operating Revenue	406	391	3.6%
Net Operating Revenue	384	371	3.4%
Cost of Electric Power	(70)	(53)	32.3%
Operating Costs & Expenses	(243)	(232)	4.7%
EBIT	70	86	-18.1%
EBITDA (1)	228	236	-3.7%
Financial Income (Expense)	(129)	(128)	0.8%
Income Before Taxes	(59)	(43)	39.0%
Net Income	(73)	(55)	32.7%
Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.4.1.1) Variations in the Income Statement of CPFL Renováveis

The variations in results over the years were mainly influenced by the increase in net revenue as a result of the new capacity coming into operation and by the lower energy generation.

11.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 406 million in 1Q18, representing an increase of 3.6% (R$ 15 million).

Net Operating Revenue reached R$ 384 million in 1Q18, representing an increase of 3.4% (R$ 13 million). This increase is mainly due to the following factors:

     Wind Source:

(i)      Commercial start-up of Pedra Cheirosa wind complex, partially offset by the lower volume of energy generated in the farms of Rio Grande do Norte and Ceará and the lower availability of wind farms in Ceará due to the recovery plan for the wind turbines operated by Suzlon;

(ii)     Positive effect of the new energy auction through the Surplus and Deficit Compensation Mechanism (MCSD), since the contract price entered into in the free market was higher than the contract price in the regulated market for the eight wind farms that participated in this auction;

SHPPs Source:

(iii)    Positive liquidations at CCEE (secondary) and a contractual price adjustment of the SHPPs partially compensated by hedge and swap operations settled in PLD at Holding that happened in 1T17;

11.4.1.3) Cost of Electric Power

In 1Q18, Cost of Eletric Power was of R$ 70 million, an increase of 32.3% (R$ 17 million) related to 1Q17, mainly due to the necessity to purchase energy to meet the exposure in the spot market and hedge occurred in 1Q18.

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11.4.1.4) Operating Costs and Expenses

In 1Q18, Operating Costs and Expenses reached R$ 243 million, representing an increase of 4.7% (R$ 11 million), due to variations in:

•         PMSO item, that reached R$ 85 million in 1Q18, compared to R$ 81 million in 1Q17, registering an increase of 5.1% (R$ 4 million). The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	1Q18	1Q17	Variation
			R$ MM	%
Reported PMSO
Personnel	(25)	(23)	(2)	9.0%
Material	(10)	(5)	(5)	98.6%
Outsourced Services	(43)	(40)	(2)	6.1%
Other Operating Costs/Expenses	(8)	(13)	5	(0.4)
GSF Risk Premium	(1)	(1)	1	-
Others	(7)	(12)	5	-38.6%
Total PMSO	(85)	(81)	(4)	5.1%

The factors that explain these variations follow below:

                     (i)       Increase of 9.0% (R$ 2 million) in expenses with Personnel;

                    (ii)       Increase of 98.6% (R$ 5 million) in expenses with Material;

                   (iii)       Increase of 6.1% (R$ 2 million) in expenses with Outsourced Services;

Partially offset by:

                   (iv)       Reduction of 39.7% (R$ 5 million) in Other Operating Costs/Expenses.

•         Other operating costs and expenses, are represented by Depreciation and Amortization figures,  that reached R$ 158 million in 1Q18, compared to R$ 151 million in 1Q17, registering an increase of 4.5% (R$ 7 million), explained by the portfolio increase due to the start-up of Pedra Cheirosa Wind Complex.

11.4.1.5) EBITDA

In 1Q18, EBITDA was of R$ 228 million, compared to R$ 236 million in 1Q17, a reduction of 3.7% (R$ 8 million). These results are due to higher costs in energy generation, mainly with energy purchase to attend wind farms exposure in the short term market.

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Conciliation of Net Income and EBITDA (R$ million)
	1Q18	1Q17	Var.
Net income	(73)	(55)	32.7%
Amortization	158	151
Financial Results	129	128
Income Tax /Social Contribution	13	12
EBITDA	228	236	-3.7%

11.4.1.6) Financial Result

In 1Q18, net Financial Result was an expense of R$ 129 million, aligned with 1T17 result.

The main factors that affected the financial result, not only in the quarter but also in the year, were:

     (i)       Fall in the CDI Interbank Rate and TJLP;

    (ii)       The accelerated growth in the Company's assets portfolio is naturally associated with long-term debt, which, as new capacity comes into operation or the acquisitions are consolidated in CPFL Renováveis, increase its financial expenses, affecting its net results. On the other hand, the growth of the portfolio also provides an increase in the generation of operational cash and value for the Companies.

11.4.1.7) Net Income

In 1Q18, Net Loss was of R$ 73 million, compared to a Net Loss of R$ 55 million in 1Q17, an increase of 32.7% (R$ 18 million). These results are mainly due to the lower generation in wind farms, increase in expenses with depreciation and amortization and the energy purchase to cover the wind farms exposure in the short term market.

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11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,103 MW of operating installed capacity and 30 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there is 1 SHPP (30 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,574 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	30	-	-	-	30
Under development	242	-	1,980	352	2,574
Total	695	370	3,289	353	4,707

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, is scheduled to start operating in 1Q20. The installed capacity is of 29.9 MW and the physical guarantee is of 14.8 average-MW. Energy was sold through a long-term contract in the 2015 A-5 new energy auction (price: R$ 240.47/MWh – March 2018).

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2018	12/31/2017	03/31/2017

CURRENT
Cash and Cash Equivalents	3,028,978	3,249,642	4,877,813
Consumers, Concessionaries and Licensees	4,258,871	4,301,283	4,065,465
Dividend and Interest on Equity	56,145	56,145	75,395
Recoverable Taxes	417,645	395,045	423,054
Derivatives	341,350	444,029	197,741
Sectoral Financial Assets	570,967	210,834	-
Concession Financial Assets	24,017	23,736	10,836
Other Credits	905,061	900,498	912,246
TOTAL CURRENT	9,603,034	9,581,212	10,562,550

NON-CURRENT
Consumers, Concessionaries and Licensees	243,195	236,539	204,416
Affiliates, Subsidiaries and Parent Company	-	8,612	9,236
Judicial Deposits	854,224	839,990	769,646
Recoverable Taxes	235,563	233,444	205,938
Sectoral Financial Assets	66,841	355,003	-
Derivatives	116,934	203,901	440,011
Deferred Taxes	977,462	943,199	935,471
Concession Financial Assets	6,794,551	6,545,668	5,601,969
Investments at Cost	116,654	116,654	116,654
Other Credits	861,611	840,192	795,499
Investments	1,065,403	1,001,550	1,487,245
Property, Plant and Equipment	9,678,537	9,787,125	9,880,291
Intangible	10,552,350	10,589,824	10,723,398
TOTAL NON-CURRENT	31,563,326	31,701,701	31,169,774

TOTAL ASSETS	41,166,359	41,282,912	41,732,324

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2018	12/31/2017	03/31/2017

CURRENT
Suppliers	2,528,146	3,296,870	2,232,237
Loans and Financing	3,562,035	3,589,607	2,940,104
Debentures	1,892,414	1,703,073	1,444,438
Employee Pension Plans	66,133	60,801	44,016
Regulatory Charges	145,194	581,600	339,777
Taxes, Fees and Contributions	721,308	710,303	785,682
Dividend and Interest on Equity	294,141	297,744	19,970
Accrued Liabilities	124,533	116,080	127,680
Derivatives	40,943	10,230	7,581
Sectoral Financial Liabilities	17,860	40,111	1,316,071
Public Utilities	10,939	10,965	10,857
Other Accounts Payable	1,061,146	961,306	892,000
TOTAL CURRENT	10,464,792	11,378,688	10,160,412

NON-CURRENT
Suppliers	130,334	128,438	130,767
Loans and Financing	6,536,192	7,402,450	9,366,225
Debentures	8,816,277	7,473,454	7,579,217
Employee Pension Plans	872,113	880,360	1,011,715
Taxes, Fees and Contributions	16,459	18,839	25,096
Deferred Taxes	1,236,496	1,249,591	1,286,397
Reserve for Tax, Civil and Labor Risks	978,316	961,134	837,809
Derivatives	37,544	84,576	165,825
Sectoral Financial Liabilities	23,973	8,385	209,384
Public Utilities	84,847	83,766	87,404
Other Accounts Payable	429,795	426,889	278,850
TOTAL NON-CURRENT	19,162,345	18,717,881	20,978,689

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	468,018	468,014	468,014
Legal Reserve	798,090	798,090	739,102
Statutory Reserve - Concession Financial Assets	867,912	826,600	729,608
Statutory Reserve - Strengthening of Working Capital	1,292,046	1,292,046	545,505
Other Comprehensive Income	(189,025)	(164,506)	(241,043)
Retained Earnings	360,478	-	225,616
	9,338,803	8,961,528	8,208,086
Non-Controlling Shareholders' Interest	2,200,419	2,224,816	2,385,137
TOTAL SHAREHOLDERS' EQUITY	11,539,223	11,186,344	10,593,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,166,359	41,282,912	41,732,324

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12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q18	1Q17	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,747,443	6,821,851	-1.1%
Electricity Sales to Distributors	998,459	950,802	5.0%
Revenue from building the infrastructure	370,562	416,039	-10.9%
Update of concession's financial asset	64,857	48,923	32.6%
Sectorial financial assets and liabilities	373,547	(565,003)	-
Other Operating Revenues	1,082,629	1,057,772	2.3%
	9,637,497	8,730,385	10.4%

DEDUCTIONS FROM OPERATING REVENUES	(3,262,842)	(3,191,606)	2.2%
NET OPERATING REVENUES	6,374,654	5,538,779	15.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,301,275)	(3,018,384)	9.4%
Electricity Network Usage Charges	(712,446)	(202,270)	252.2%
	(4,013,721)	(3,220,654)	24.6%
OPERATING COSTS AND EXPENSES
Personnel	(337,745)	(332,483)	1.6%
Material	(62,622)	(55,095)	13.7%
Outsourced Services	(180,932)	(185,253)	-2.3%
Other Operating Costs/Expenses	(105,822)	(185,924)	-43.1%
Allowance for Doubtful Accounts	(26,420)	(46,696)	-43.4%
Legal and judicial expenses	(12,284)	(55,119)	-77.7%
Others	(67,118)	(84,109)	-20.2%
Cost of building the infrastructure	(370,559)	(414,627)	-10.6%
Employee Pension Plans	(22,477)	(28,831)	-22.0%
Depreciation and Amortization	(318,676)	(304,323)	4.7%
Amortization of Concession's Intangible	(71,508)	(72,116)	-0.8%
	(1,470,341)	(1,578,653)	-6.9%

EBITDA[1]	1,366,277	1,195,765	14.3%

INCOME FROM ELECTRIC ENERGY SERVICE	890,592	739,472	20.4%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	197,151	280,711	-29.8%
Financial Expenses	(504,671)	(716,850)	-29.6%
	(307,519)	(436,138)	-29.5%

EQUITY ACCOUNTING
Equity Accounting	85,501	79,854	7.1%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,356	79,709	7.1%

INCOME BEFORE TAXES ON INCOME	668,428	383,043	74.5%

Social Contribution	(66,869)	(40,575)	64.8%
Income Tax	(182,156)	(110,347)	65.1%

NET INCOME	419,404	232,121	80.7%
Controlling Shareholders' Interest	443,783	245,886	80.5%
Non-Controlling Shareholders' Interest	(24,379)	(13,765)	77.1%

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q18	Last 12M

Beginning Balance	3,249,642	4,877,813

Net Income Before Taxes	668,428	2,132,055

Depreciation and Amortization	390,185	1,542,519
Interest on Debts and Monetary and Foreign Exchange Restatements	359,359	1,629,708
Consumers, Concessionaries and Licensees	(62,912)	(438,033)
Sectoral Financial Assets	(21,033)	(466,523)
Accounts Receivable - Resources Provided by the CDE/CCEE	37,218	78,129
Suppliers	(768,048)	277,318
Sectoral Financial Liabilities	(55,161)	(1,707,628)
Accounts Payable - CDE	(1,356)	23,733
Interest on Debts and Debentures Paid	(327,727)	(1,716,918)
Income Tax and Social Contribution Paid	(252,090)	(438,032)
Others	(429,933)	382,338
	(1,131,498)	(833,389)

Total Operating Activities	(463,070)	1,298,666

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(425,914)	(2,354,028)
Others	(19,819)	76,729
Total Investment Activities	(445,733)	(2,277,299)

Financing Activities
Loans and Debentures	2,947,881	5,544,228
Principal Amortization of Loans and Debentures, Net of Derivatives	(2,256,139)	(6,152,576)
Dividend and Interest on Equity Paid	(3,603)	(116,100)
Others	-	(145,753)
Total Financing Activities	688,139	(870,201)

Cash Flow Generation	(220,664)	(1,848,834)

Ending Balance - 03/31/2018	3,028,978	3,028,978

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12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	1Q18	1Q17	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	285,178	279,499	2.0%
Revenue from construction of concession infrastructure	84	37,597	-99.8%
Other Operating Revenues	22,701	8,860	156.2%
	307,963	325,956	-5.5%

DEDUCTIONS FROM OPERATING REVENUE	(26,508)	(26,740)	-0.9%
NET OPERATING REVENUE	281,455	299,216	-5.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(11,719)	(15,394)	-23.9%
Eletricity Network Usage Charges	(6,831)	(6,578)	3.8%
	(18,550)	(21,972)	-15.6%
OPERATING COSTS AND EXPENSES
Personnel	(8,778)	(10,085)	-13.0%
Material	(683)	(532)	28.3%
Outsourced Services	(4,852)	(5,443)	-10.9%
Other Operating Costs/Expenses	(8,463)	(8,638)	-2.0%
Costs of infrastructure construction	(81)	(36,185)	-99.8%
Employee Pension Plans	(388)	(517)	-24.9%
Depreciation and Amortization	(27,655)	(27,534)	0.4%
Amortization of Concession's Intangible	(2,492)	(2,491)	0.0%
	(53,392)	(91,426)	-41.6%

EBITDA	325,160	295,698	10.0%

EBIT	209,513	185,819	12.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	20,463	50,677	-59.6%
Financial Expenses	(88,328)	(151,604)	-41.7%
	(67,866)	(100,926)	-32.8%

EQUITY ACCOUNTING
Equity Accounting	85,501	79,854	7.1%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,356	79,709	7.1%

INCOME BEFORE TAXES ON INCOME	227,003	164,602	37.9%

Social Contribution	(11,979)	(7,247)	65.3%
Income Tax	(33,144)	(20,312)	63.2%

NET INCOME (LOSS)	181,880	137,043	32.7%

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12.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	1Q18	1Q17	Var.	Var. %
OPERATING REVENUES
	5,806	23,790	(17,983)	-75.6%
Eletricity Sales to Distributors	398,767	366,802	31,964	8.7%
Other Operating Revenues	944	885	58	6.6%
	405,517	391,477	14,040	3.6%

DEDUCTIONS FROM OPERATING REVENUES	(21,964)	(20,544)	(1,420)	6.9%
NET OPERATING REVENUES	383,553	370,933	12,620	3.4%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(45,766)	(28,124)	(17,642)	62.7%
Eletricity Network Usage Charges	(24,700)	(25,147)	447	-1.8%
	(70,466)	(53,271)	(17,194)	32.3%
OPERATING COSTS AND EXPENSES
Personnel	(24,961)	(22,910)	(2,051)	9.0%
Material	(9,688)	(4,878)	(4,810)	98.6%
Outsourced Services	(42,707)	(40,234)	(2,473)	6.1%
Other Operating Costs/Expenses	(7,946)	(13,170)	5,224	-39.7%
Depreciation and Amortization	(118,481)	(112,208)	(6,273)	5.6%
Amortization of Concession's Intangible	(39,206)	(38,625)	(581)	1.5%
	(242,988)	(232,024)	(10,964)	4.7%

EBITDA (1)	227,786	236,470	(8,684)	-3.7%

EBIT	70,099	85,637	(15,538)	-18.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	30,140	38,890	(8,750)	-22.5%
Financial Expenses	(159,354)	(167,044)	7,690	-4.6%
	(129,214)	(128,155)	(1,059)	0.8%

INCOME BEFORE TAXES ON INCOME	(59,115)	(42,517)	(16,597)	39.0%

Social Contribution	(4,618)	(4,573)	(45)	1.0%
Income Tax	(8,788)	(7,573)	(1,214)	16.0%

NET INCOME	(72,521)	(54,664)	(17,857)	32.7%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	1Q18	1Q17	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,281,379	6,361,528	-1.3%
Electricity Sales to Distributors	202,923	285,534	-28.9%
Revenue from building the infrastructure	370,478	378,442	-2.1%
Adjustments to the concession´s financial asset	64,857	48,923	32.6%
Sectoral financial assets and liabilities	373,547	(565,003)	-
Other Operating Revenues	1,036,257	1,022,589	1.3%
	8,329,440	7,532,014	10.6%

DEDUCTIONS FROM OPERATING REVENUE	(3,128,682)	(3,072,970)	1.8%
NET OPERATING REVENUE	5,200,758	4,459,044	16.6%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,763,525)	(2,632,925)	5.0%
Electricity Network Usage Charges	(687,349)	(174,396)	294.1%
	(3,450,874)	(2,807,321)	22.9%
OPERATING COSTS AND EXPENSES
Personnel	(224,119)	(223,800)	0.1%
Material	(39,840)	(38,810)	2.7%
Outsourced Services	(206,481)	(194,444)	6.2%
Other Operating Costs/Expenses	(94,501)	(162,068)	-41.7%
Allowance for Doubtful Accounts	(26,210)	(46,977)	-44.2%
Legal and Judicial Expenses	(15,395)	(52,417)	-70.6%
Others	(52,896)	(62,673)	-15.6%
Cost of building the infrastructure	(370,478)	(378,442)	-2.1%
Employee Pension Plans	(22,089)	(28,315)	-22.0%
Depreciation and Amortization	(166,372)	(158,319)	5.1%
Amortization of Concession's Intangible	(14,133)	(15,322)	-7.8%
	(1,138,012)	(1,199,518)	-5.1%

EBITDA (IFRS)(1)	792,377	625,845	26.6%

EBIT	611,873	452,205	35.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	136,438	177,375	-23.1%
Financial Expenses	(241,145)	(358,873)	-32.8%
Interest on Equity
	(104,708)	(181,498)	-42.3%

INCOME BEFORE TAXES ON INCOME	507,165	270,707	87.3%

Social Contribution	(49,883)	(28,077)	77.7%
Income Tax	(136,727)	(77,273)	76.9%

Net Income (IFRS)	320,554	165,358	93.9%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.8) Economic-Financial Performance by Distributor

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1Q18	1Q17	Var.
Gross Operating Revenue	3,504,262	3,206,368	9.3%
Net Operating Revenue	2,202,574	1,892,227	16.4%
Cost of Electric Power	(1,486,568)	(1,240,578)	19.8%
Operating Costs & Expenses	(461,701)	(490,483)	-5.9%
EBIT	254,305	161,165	57.8%
EBITDA(1)	314,362	217,374	44.6%
Financial Income (Expense)	(32,534)	(72,602)	-55.2%
Income Before Taxes	221,771	88,563	150.4%
Net Income	141,046	52,268	169.9%

CPFL PIRATININGA
	1Q18	1Q17	Var.
Gross Operating Revenue	1,520,521	1,415,587	7.4%
Net Operating Revenue	917,011	849,889	7.9%
Cost of Electric Power	(634,823)	(576,675)	10.1%
Operating Costs & Expenses	(168,418)	(190,166)	-11.4%
EBIT	113,769	83,049	37.0%
EBITDA(1)	138,457	106,906	29.5%
Financial Income (Expense)	(24,646)	(32,505)	-24.2%
Income Before Taxes	89,124	50,544	76.3%
Net Income	56,108	31,363	78.9%

RGE
	1Q18	1Q17	Var.
Gross Operating Revenue	1,458,295	1,215,435	20.0%
Net Operating Revenue	936,187	728,517	28.5%
Cost of Electric Power	(618,201)	(417,453)	48.1%
Operating Costs & Expenses	(220,033)	(211,525)	4.0%
EBIT	97,953	99,539	-1.6%
EBITDA(1)	138,511	139,124	-0.4%
Financial Income (Expense)	(21,880)	(37,486)	-41.6%
Income Before Taxes	76,073	62,053	22.6%
Net Income	48,671	39,555	23.0%

RGE SUL
	1Q18	1Q17	Var.
Gross Operating Revenue	1,459,987	1,340,123	8.9%
Net Operating Revenue	887,639	763,188	16.3%
Cost of Electric Power	(562,388)	(453,906)	23.9%
Operating Costs & Expenses	(214,818)	(237,168)	-9.4%
EBIT	110,434	72,115	53.1%
EBITDA(1)	154,727	117,477	31.7%
Financial Income (Expense)	(22,494)	(27,798)	-19.1%
Income Before Taxes	87,939	44,317	98.4%
Net Income	54,480	26,512	105.5%

CPFL SANTA CRUZ
	1Q18	1Q17	Var.
Gross Operating Revenue	386,375	354,500	9.0%
Net Operating Revenue	257,346	225,222	14.3%
Cost of Electric Power	(148,894)	(118,709)	25.4%
Operating Costs & Expenses	(73,041)	(70,176)	4.1%
EBIT	35,411	36,337	-2.5%
EBITDA(1)	46,320	44,965	3.0%
Financial Income (Expense)	(3,154)	(11,107)	-71.6%
Income Before Taxes	32,257	25,231	27.9%
Net Income	20,249	15,661	29.3%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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12.9) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	1Q18	1Q17	Var.
Residential	2,461	2,392	2.9%
Industrial	2,674	2,532	5.6%
Commercial	1,465	1,454	0.8%
Others	1,050	1,026	2.3%
Total	7,649	7,404	3.3%

CPFL Piratininga
	1Q18	1Q17	Var.
Residential	1,042	1,051	-0.9%
Industrial	1,601	1,483	7.9%
Commercial	652	647	0.8%
Others	291	282	2.9%
Total	3,586	3,463	3.5%

RGE
	1Q18	1Q17	Var.
Residential	694	686	1.2%
Industrial	821	792	3.7%
Commercial	358	371	-3.7%
Others	775	758	2.3%
Total	2,648	2,607	1.6%

CPFL Santa Cruz
	1Q18	1Q17	Var.
Residential	202	200	1.3%
Industrial	237	228	4.3%
Commercial	93	94	-1.0%
Others	166	163	1.8%
Total	699	684	2.1%

RGE Sul
	1Q18	1Q17	Var.
Residential	772	800	-3.5%
Industrial	661	629	5.2%
Commercial	378	377	0.1%
Others	798	742	7.5%
Total	2,609	2,549	2.4%

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12.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q18	1Q17	Var.
Residential	2,461	2,392	2.9%
Industrial	641	688	-6.8%
Commercial	1,107	1,161	-4.7%
Others	1,007	987	2.0%
Total	5,215	5,227	-0.2%

CPFL Piratininga
	1Q18	1Q17	Var.
Residential	1,042	1,051	-0.9%
Industrial	287	322	-10.9%
Commercial	477	507	-5.9%
Others	251	249	0.8%
Total	2,056	2,129	-3.4%

RGE
	1Q18	1Q17	Var.
Residential	694	686	1.2%
Industrial	287	288	-0.3%
Commercial	329	345	-4.6%
Others	769	754	2.0%
Total	2,080	2,073	0.3%

CPFL Santa Cruz
	1Q18	1Q17	Var.
Residential	202	200	1.3%
Industrial	98	119	-17.8%
Commercial	87	90	-3.7%
Others	166	163	1.8%
Total	554	572	-3.3%

RGE Sul
	1Q18	1Q17	Var.
Residential	772	800	-3.5%
Industrial	191	214	-10.4%
Commercial	324	339	-4.5%
Others	796	741	7.4%
Total	2,084	2,095	-0.5%

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12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro forma reconciliation (1Q18)

Net debt - Generation projects
Mar-18	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapecoense	Epasa	Subtotal
Borrowings and debentures	537	6,378	-	6,915	640	41	1,280	212	2,173	9,088
(-) Cash and cash equivalents	(88)	(907)	(1)	(995)	(70)	(49)	(46)	(51)	(216)	(1,210)
Net Debt	449	5,471	- 1	5,920	570	- 7	1,233	162	1,958	7,878
CPFL stake (%)	65%	52%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	292	2,824	- 0	3,116	278	- 2	629	86	991	4,107

Reconciliation
CPFL Energia
Gross Debt		20,427
(-) Cash and cash equivalents		(3,029)
Net Debt (IFRS)		17,398
(-) Fully consolidated projects		(5,920)
(+) Proportional consolidation		4,107
Net Debt (Pro Forma)		15,585

EBITDA Pro Forma reconciliation (1Q18 - LTM )

EBITDA - Generation projects
1Q18	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapecoense	Epasa	Subtotal
Net operating revenue	324	1,972	42	2,337	578	421	834	798	2,631	4,968
Operating cost and expense	(106)	(759)	(14)	(878)	(275)	(261)	(189)	(517)	(1,242)	(2,121)
EBITDA	218	1,213	28	1,459	302	160	645	281	1,389	2,848
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	142	626	17	784	147	40	329	150	666	1,451

Reconciliation
CPFL Energia - 1Q18 LTM
Net income		1,430
Amortization		1,543
Financial Results		1,359
Income Tax /Social Contribution		702
EBITDA		5,034
(-) Equity income		(318)
(-) EBITDA - Fully consolidated projects		(1,459)
(+) Proportional EBITDA		1,451
		4,708
EBITDA Pro Forma		4,708

Net Debt / EBITDA Pro Forma		3,31x

Notes:

1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.